DM

[PUBLIC]

SE

18006092

SEC Mail Processing Section

MAR 01 2018

Washington DC

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

FORM X-17A-5
PART III

SEC FILE NUMBER
8-52064

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cascadia Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Second Avenue, Suite 1200
(No. and Street)

Seattle	WA	98104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa Rhee — 206-436-2562 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smith Bunday Berman Britton, P.S.
(Name – *if individual, state last, first, middle name*)

11808 Northup Way, Ste 240	Bellevue	WA	98005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Lisa Rhee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cascadia Capital, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

IRMA N. MOLIERI
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES
4-19-19

Signature

Controller

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CASCADIA CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED
DECEMBER 31, 2017
INDEPENDENT AUDITOR'S REPORT

To the Member
Cascadia Capital, LLC
Seattle, Washington

Report of Independent Registered Public Accounting Firm

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cascadia Capital, LLC (a wholly-owned subsidiary of Cascadia Capital Holdings, LLC), (the "Company"), as of December 31, 2017, and the related notes to the financial statement. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Cascadia Capital, LLC as of December 31, 2017, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Cascadia Capital, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial position. We believe that our audit provides a reasonable basis for our opinion.

Smith Bunday Berman Britton, P.S.

We have served as the Company's auditor since 2005
Bellevue, Washington
February 16, 2018

11808 Northup Way, Suite 240 • Bellevue, Washington 98005-1959
Phone (425) 827-8255 • Fax (425) 827-0641 • www.sbbb.com

CASCADIA CAPITAL, LLC
(A Wholly Owned Subsidiary of Cascadia Capital Holdings, LLC)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

ASSETS	
Cash and cash equivalents	$12,283,618
Receivables, net	1,309,385
Prepaid and other assets	628,106
Total assets	$14,221,109
LIABILITIES	
Accounts payable	$180,507
Accrued liabilities	10,379,614
Total liabilities	10,560,121
MEMBER'S EQUITY	3,660,988
Total liabilities and member's equity	$14,221,109

The accompanying notes are an integral part of these financial statements.

CASCADIA CAPITAL, LLC
(A Wholly Owned Subsidiary of Cascadia Capital Holdings, LLC)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Cascadia Capital, LLC, (the Company) is a wholly owned subsidiary of Cascadia Capital Holdings, LLC (the Parent). The Company was formed on December 1, 2000 (date of inception) and currently has the principal purpose of acting as a broker-dealer and investment banking advisor focusing nationally on companies in the following areas: energy, information technology, consumer and retail, business services, manufacturing, transportation, and sustainable industries. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Basis of Presentation

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Revenue Recognition

The Company's revenues consist primarily of success fees, engagement fees and occasionally fees earned for other professional services. Reimbursements received from clients for "out-of-pocket" expenses are included as revenues and reimbursable expenses are included as direct costs of services. Revenue is recognized when realizable and earned as defined by when the Company has substantially completed its obligations per the client agreement.

Success fees are specified in the agreement and are typically a percentage of the transaction amount but may be also be a set, agreed upon fee. Such fees are recorded at the time the transaction is completed, the income is fixed and determinable and collectability is reasonably assured.

Engagement fees are standard for new clients and may be set up as a monthly fee over a specified period of time or a single payment upfront. In the event of a monthly fee, revenue is recognized ratably over the term of the agreement. Non-refundable, single payment fees received at the beginning of an engagement are deferred and recognized ratably over the estimated term that services are provided.

NOTE 1 – continued:

Income Taxes

The Company is classified as a disregarded entity for federal income tax purposes. Therefore, income taxes are the obligation of the member, and are not included in the accompanying financial statements.

Accounts Receivable

The majority of the Company's accounts receivable are due from companies in a variety of industries. The Company's policy is to collect success fees at the time of the transaction's closing which represents the majority of the firm's revenue. As a result, credit is only extended in the case of engagement fees that are billed over an agreed upon period of time. Credit is extended on evaluation of a client's financial condition and, generally, collateral is not required. Accounts receivable are due based on the terms of the signed agreement and are stated at amounts due from clients net of an allowance for doubtful accounts, if considered necessary by management. As of December 31, 2017, an allowance of $70,000 was recorded against receivables. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time accounts receivable are past due, the Company's previous loss history, the client's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to bad debt expense. At its discretion, the Company may assess finance charges on its past due receivables.

Concentration of Credit Risk -

Accounts maintained at the Company's banks are insured by the Federal Deposit Insurance Corporation (FDIC). The Company routinely maintains bank balances in excess of the FDIC insurance limit.

The Company's customers are located throughout the United States but from time to time may include non-US entities. The Company's transactions are generally denominated in USD, however, on occasion it may enter into an agreement with fees denominated in another currency. The financial statement impact of foreign currency translation adjustments, if any, is not significant.

Use of Estimates –

In preparing the Company's financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – CASH AND CASH EQUIVALENTS

The company considers amounts due from banks and all highly liquid investments with original maturity of three months or less to be cash equivalents. As of December 31, 2017, the Company had cash and cash equivalents in the amount of $12,283,618.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with the Parent whereby the Parent pays certain expenses which are liabilities of the Parent, but charges the related use of these expenses to the Company. During 2017, the amounts charged to the Company from the Parent totaled $267,664.

The Company through its Parent, as sponsor, has a 401(k) plan that covers eligible employees. Pursuant to the Plan, the Company may make matching contributions at its discretion. For 2017, no matching contributions to the Plan were made by the Company. The Company recorded $4,400 of expense regarding this Plan during 2017.

The Parent is named in the office lease in which the Company resides in Seattle, Washington. All expenses relating to this lease are recorded monthly by the Company. During 2017, the Company recorded expenses for this lease totaling $397,364.

See Note 7 – COMMITMENTS, CONTINGENCIES OR GUARANTEES for additional lease information.

An advance is outstanding to an employee. The loan is documented through a promissory note and interest is accrued per the IRS Applicable Federal Rates table. The loan is repayable in cash as of December 31, 2018. At December 31, 2017, the balance outstanding was $100,962 and interest income for 2017 was $962. An additional payment was made on the loan in January 2018 in the amount of $50,962, resulting in a remaining balance of $50,000.

NOTE 4 – EQUITY-BASED COMPENSATION

Under its 2016 Equity Incentive Plan, equity awards of Cascadia Capital Holdings, LLC, (the Parent), were granted to selected employees of the Company and are accounted for under the fair value method using a Black-Scholes valuation model. Certain assumptions and estimates are used in applying the valuation model, including the estimated value of the parent company's equity, estimated forfeiture rates and risk-free interest rates. In 2017, the assumed forfeiture rate used was approximately 30%. The vesting for profit unit awards generally occurs ratably over a four-year period and is contingent upon meeting company-wide goals.

Equity awards under this plan are subject to the provisions of the Parent's LLC agreement. This agreement stipulates that all redemptions or withdrawals of capital by any member shall be at the discretion of the Parent as defined in the LLC agreement.

NOTE 4 – continued:

During 2017, the total number of profit units awarded to employees for services provided to the Company was 208,400. Those awards entitle the member to future appreciation in the value of the Parent. The compensation cost recorded during 2017 associated with these units was \$56,250. Compensation costs associated with the remaining outstanding unvested profit units was \$168,750 at the end of 2017. It is expected that a total of \$56,250 will be recognized in each 2018, 2019 and 2020.

During 2016, the total number of profit units awarded to employees for services provided to the Company was 1,144,000. Those awards entitle the member to future appreciation in the value of the Parent. In 2017, the company-wide profitability requirement was not met and thus the compensation cost recorded during 2017 associated with these units was \$75,263.

Compensation costs associated with the remaining outstanding unvested profit units was \$350,788 at the end of 2017. It is expected that a total of \$175,394 will be recognized in each 2018 and 2019.

Also during 2017, common unit awards were granted to key employees for services rendered to the Company. The total of these grants was 155,584 units, which are to vest ratably over a four-year period. The compensation cost recorded during 2017 associated with these units was \$93,750. Compensation costs associated with the remaining outstanding unvested profit units was \$281,250 at the end of 2017. It is expected that a total of \$93,750 will be recognized in each 2018, 2019 and 2020.

The units granted under these arrangements are subject to the rights and privileges of the Parent's equity structure, including its provisions for redemptions, paying distributions and other factors.

NOTE 5 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. In May 2017, the Company elected the Alternative Method of computing net capital and therefore has a minimum net capital requirement of the greater of \$250,000 or 2 percent of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers (Exhibit A to Rule 15c3-3, § 240.15c3-3a). At December 31, 2017, the Company's net capital was \$1,447,244 which was \$1,197,244 in excess of its required net capital of \$250,000.

NOTE 6 - CUSTOMER RESERVE REQUIREMENTS AND POSSESSION AND CONTROL REQUIREMENTS

The Company does not receive or hold client funds or securities and operates pursuant to exemption (k)(2)(i) of SEC Rule 15c3-3.

NOTE 7 – COMMITMENTS, CONTINGENCIES OR GUARANTEES

Leases

In October 2015, the Company entered into a lease agreement for space in Minneapolis, Minnesota for a term of forty-one (41) months, beginning on January 28, 2016 and expiring on June 30, 2019. No deposit was made related to this lease.

In August 2017, the Company entered into a lease agreement for space in Los Angeles, California for a term of thirty-six (36) months, beginning on October 1, 2017 and expiring on September 30, 2020. A refundable deposit in the amount of $9,999 was made by the Company upon execution of the lease and is included in the balance sheet.

At December 31, 2017, future minimum payments under the non-cancellable operating leases for facilities consisted of the following:

Year ending December 31,	Base rent
2018	$84,096
2019	80,745
2020	52,887
	$217,728

Lease expense for the above commitments, the lease described in Note 3 – RELATED PARTY TRANSACTIONS above and short-term facility leases totaled $537,688 for the year ended December 31, 2017.

Contingencies

The Company was subject to an audit by a taxing authority which resulted in a potential assessment. Based on the advice of its experts, management has determined that the Company may be liable for some or a portion of the asserted claim. Therefore, an accrual of $100,000 is included in the financial statements, which is management's estimate as to the likely settlement.

Management is not aware of any other commitments, contingencies or guarantees that might result in a loss or future obligation.

NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 17, 2018, the date which the financial statements were available to be issued.